Mail Stop 4561

June 24, 2009

Jon W. Gacek
Chief Financial Officer
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, CA 95110

> **Re:** **Quantum Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 13, 2008**
> **File No. 001-13449**

Dear Mr. Gacek:

We have reviewed your response letter dated June 15, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 12, 2009.

Form 10-K for the Fiscal Year Ended March 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 3: Summary of Significant Accounting Policies

Service Parts for Maintenance, page 59

1.   Your response to prior comment number 2 indicates you have "modeled a decline in value" of service parts based on the slow down of their usage. However, we note the following:

- Your statements on page 4 of your response appear to contradict your conclusion that your service parts have a "modeled decline in value." In

> this regard, you indicate that "identical service part numbers…have the same value regardless of their age or prior utilization" and "the fair value of two identical refurbished service parts that differ only in how long they have previously been used is the same regardless of age";
> - A "modeled decline in value" does not appear consistent with your assertion on page 2 of your response that you believe the loss of utility of your service parts is largely the result of excess and obsolete service parts; and
> - It is unclear how ARB 43 contemplates a "modeled decline in value."
>
> Please clarify why a "modeled decline in value" is consistent with the LCM model in ARB 43 and the statements you make elsewhere in your response.

2.   Please clarify the time lag between distribution, return and refurbishment of the service parts as described in your explanation of service part transactions in response to prior comment number 2. If distribution, return and refurbishment can occur in different reporting periods, please clarify whether there is any impact to your consolidated financial statements for current and prior reporting periods.

3.   To the extent the application of ARB 43 does not result in a material difference from the Company's historical accounting, we will not object to your proposal of prospective application beginning with your Form 10-K for the fiscal year ended March 31, 2009; however, please confirm you intend to present such adjustment as a change in accounting principle.

4.   Please provide us with your proposed accounting policy disclosure that incorporates the changes to your accounting for service parts.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief